Exhibit 99.5

Corporate Communications

CNH Industrial: calling of the Extraordinary General Meeting

London, October 18, 2018

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announced today that it has published the agenda and the explanatory notes for the Extraordinary General Meeting of Shareholders (the “EGM”), which will take place on November 29, 2018 in Amsterdam, the Netherlands. The EGM will resolve on the proposed appointment of Mr. Hubertus M. Mühlhäuser and Ms. Suzanne Heywood as executive directors of the Company.

The EGM notice, the explanatory notes, the instructions to participate and vote at the EGM, and other EGM documents are available on the Company’s website at www.cnhindustrial.com, where they can be viewed and downloaded. Shareholders may request a hard copy of these materials, free of charge, through investor.relations@cnhind.com.

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com

CNH Industrial N. V. 25 St. James’s Street London, SW1A 1HA United Kingdom